VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

September 16, 2013

Attention:	Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as “we”, “us” or the “Company”) to the comments on the above-referenced filing provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated August 16, 2013. Ms. Lisa Sellars, of the Staff, on August 16, 2013 kindly granted our request to respond to the Staff’s comment letter on or before September 16, 2013, which we confirmed in a letter to the Staff dated August 19, 2013. The Staff’s comments are restated below in bold and italics type and are followed by our responses thereto.

Form 10-K for the year ended February 2, 2013

Item 6. Selected Financial Data, page 28

1.	We note your disclosure that your comparable store sales figure is comprised of sales from stores operating for at least 12 full months as well as sales related to your web sites. In future filings, please separately quantify the impact of eCommerce sales on your comparable store sales percentages.

Company Response:

We operate a multi-channel strategy that integrates our eCommerce operations with our stores. To effect this strategy, there is significant interaction between our eCommerce operations and our stores. We view our eCommerce operations and stores as being largely inseparable components of our business, as indicated by the following:

•	We allow our customers to order product online and pick up that product in our stores;

•	We allow our customers to order product at our stores (via our eCommerce website) that is not currently available in our stores and have that product shipped to their homes;

•	We have an inventory platform that is shared by both our eCommerce operations and our stores; and

•	We have very similar branding, pricing, merchandising and marketing between our eCommerce operations and our stores.

Based on these factors outlined above, we believe that separately disclosing the impact of our eCommerce sales on our comparable store sales percentages would not provide a meaningful measure to our financial statement users. Additionally, the impact of eCommerce sales on our comparable store sales percentage is, and has historically been, immaterial. For the 53 weeks ended February 2, 2013, eCommerce sales had the effect of increasing our comparable store sales from negative 8.5% to the negative 8.0% as disclosed in our Selected Financial Data table on page 28 in our Form 10-K. In future filings, beginning with our Form 10-K for the fiscal year ending February 1, 2014, we will expand our potential future footnote to the Selected Financial Data table on comparable store sales to better explain why the approach we take to calculate this measure is the most relevant way to evaluate our business. For example, subject to change based on facts and circumstances, the disclosure would include language similar to the following:

“Comparable store sales is a measure commonly used in the retail industry, which indicates store performance by measuring the growth in sales for certain stores for a particular period over the corresponding period in the prior year. Our comparable store sales is comprised of sales from stores operating for at least 12 full months as well as sales related to our Web sites and sales we earn from sales of pre-owned merchandise to wholesalers or dealers. Comparable store sales for our international operating segments exclude the effect of changes in foreign currency exchange rates. The calculation of comparable store sales for the 52 weeks ended February 1, 2014 compares the 52 weeks for the period ended February 1, 2014 to the most closely comparable weeks for the prior year period. The method of calculating comparable store sales varies across the retail industry. As a result, our method of calculating comparable store sales may not be the same as other retailers’ methods. We believe our calculation of comparable store sales best represents our strategy as a multi-channel retailer who provides its consumers several ways to access its products.”

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

2.	We note your statement that the sales return reserve represents the gross profit effect of sales returns. Please explain to us in more detail how you determine and record your sales return reserve. It is unclear to us if you are reducing sales for the gross profit of expected returns or if you are reducing sales and cost of sales to reflect estimated returns. Please refer to ASC 605-15-45-1.

Company Response:

We review actual historical sales returns to determine the estimated sales returns amount to apply to current year sales. Our sales returns have not historically varied materially from year to year. The sales return reserve has historically been calculated based on the associated gross profit of the estimated sales returns. We recognize this gross profit impact in cost of sales as a matter of convenience due to the immaterial impact this reserve would have on our sales and cost of sales if we recorded the sales return reserve in each of these individual financial statement line items. Our sales return policy is generally limited to less than 30 days and as such our sales returns are and have historically been immaterial. For fiscal 2012, the $1.5 million gross profit impact of our sales return reserve was recorded directly to cost of sales. This net amount was calculated based on estimated sales returns of approximately $3.6 million, associated cost of sales of approximately $2.1 million and gross profit of approximately $1.5 million, or .04% of total net sales, .03% of cost of sales and .06% of gross profit, respectively.

However, we recognize that ASC 605-15-45-1 requires that revenue and cost of sales reported in the income statement be reduced to reflect estimated returns. In future filings, beginning with our Form 10-Q for the period ending November 2, 2013, we will include the estimated sales returns as a reduction to both sales and cost of sales and we will modify our disclosure in the footnotes to our financial statements to more clearly state how our sales return reserve is reflected in our financial statements. For example, subject to change based on facts and circumstances, the disclosure would include language similar to the following:

“Revenue from the sales of our products is recognized at the time of sale, net of sales discounts and net of an estimated sales return reserve, based on historical return rates, with a corresponding reduction in cost of sales. Our sales return policy is generally limited to less than 30 days and as such our sales returns are, and have historically been, immaterial.”

Loyalty Expenses, page F-13

3.	We note your disclosure that the cost of your loyalty program is recognized in selling, general and administrative expenses. Please explain to us why you believe SG&A expense is a more appropriate classification than cost of sales.

Company Response:

We believe that the cost of our loyalty program is more appropriately reflected in selling, general and administrative expenses rather than cost of sales due to the nature of the program. Our loyalty program, which was introduced in May 2010 as a replacement for other advertising programs, is an integral part of our advertising and promotional efforts. We use this program to communicate new releases and promotions, provide member-only benefits and drive traffic into our stores, consistent with our other brand and promotional advertising programs. Members earn points which can be redeemed for rewards that include promotional items and other merchandise such as gift cards, subscriptions to on-line game access and points cards for gaming platforms as well as in-store and on-line discounts. Costs associated with in-store and on-line merchandise redemptions are recorded in cost of sales when the reward is redeemed by the member. All other costs associated with our loyalty program are recorded in selling, general and administrative expenses, including costs to market the program, costs of promotional items, merchandise discounts and costs to administer the program. We understand that there is disparity in where retailers include loyalty program related costs in their statements of operations and we have, and will continue to, adequately disclose that our loyalty program costs are included in selling, general and administrative expenses so that our financial statement users are fully informed as to the impact these costs have on our results of operations.

Note 9. Goodwill, Intangible Assets and Deferred Financing Fees, page F-23

Intangible Assets and Deferred Financing Fees, page F-25

4.	In future filings, please provide the disclosures required by ASC 350-30-50-2(a) and (b) for your other intangible assets.

Company Response:

We confirm that in future filings we will provide the disclosures required by ASC 350-30-50-2(a) and (b) for our other intangible assets. Specifically, in our Form 10-K for the fiscal year ending February 1, 2014, we intend to segregate our intangible assets subject to amortization by categories, disclose the aggregate amortization expense for the period and the estimated aggregate amortization expense for the five succeeding fiscal years. Additionally, for our intangible assets not subject to amortization, we will disclose the total carrying amount and the carrying amount of each major intangible asset class. For example, subject to change based on facts and circumstances, the disclosure would include the following:

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of February 1, 2014 and February 2, 2013 are as follows (in millions):

	As of February 1, 2014						As of February 2, 2013
	Gross Carrying Amount (1)		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount (1)		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite lives:
Trade names	$	X		$—	$	X	$	X		$—	$	X
Intangible assets with finite lives:
Trade names		X		X		X		X		X		X
Key money		X		X		X		X		X		X
Other		X		X		X		X		X		X

Total	$	X	$	X	$	X	$	X	$	X	$	X

(1)	The majority of the change in the gross carrying amount of intangible assets is due to foreign currency fluctuations.

Intangible asset amortization expense for the fiscal years ended February 1, 2014, February 2, 2013 and January 28, 2012 was $X million, $X million and $X million, respectively.

The estimated aggregate intangible asset amortization expense for the next five fiscal years is as follows (in millions):

Year Ending	Amortization of Other Intangible Assets
January 2015	$	X
January 2016		X
January 2017		X
January 2018		X
January 2019		X

	$	X

Note 13. Income Taxes, page F-29

5.	Please explain to us why state income taxes had such a significant impact on your statutory rate reconciliation for fiscal 2012.

Company Response:

The dollar amount of our state income tax expense did not change significantly during fiscal year 2012 as compared to the 52 weeks ended January 28, 2012 and January 29, 2011. The total state income tax expense was $20.6 million, $20.7 million and $16.0 million for the 53 weeks ending February 2, 2013 and the 52 weeks ending January 28, 2012 and January 29, 2011, respectively. The impact of state income taxes on the rate reconciliation in fiscal 2012 was driven by our loss before income taxes that was primarily the result of a nondeductible goodwill impairment charge of $627.0 million. Our loss before income taxes for the 53 weeks ending February 2, 2013 was $44.9 million as compared to earnings before income tax expense of $549.1 and $621.4 million in the 52 weeks ending January 28, 2012 and January 29, 2011, respectively. A similar amount of state income taxes for all years presented compared to a relatively small amount of loss before income taxes in fiscal 2012 produced the unusual impact on the statutory rate reconciliation in percentage terms being greater in fiscal 2012 as compared to previous years.

Note 16. Significant Products, page F-36

6.	We note that you have included several different products in the “other” category such as PC entertainment and other software, digital products and currency, mobile products, accessories and revenues associated with your magazine and rewards program. Please tell us how you determined that none of these product categories was individually material for separate disclosure. Also, if you identify these subcategories within MD&A as reasons for fluctuations in your other product sales, please quantify the extent to which each subcategory contributed to the overall change in sales. For example, you disclose on page 38 that the increase in other product sales for fiscal 2012 was primarily due to increases in PC entertainment software and mobile devices, but you do not quantify the related amounts.

Company Response:

Our “other” product revenue category combines immaterial classes of revenue based on the guidance outlined in Regulation S-X 210.5-03(b). For each reporting period, we determine that each subclass does not exceed 10 percent of total net revenue. In addition to determining that these revenue classes are immaterial quantitatively for separate disclosure, we consider whether they are material qualitatively as well. We will continue to monitor these product categories and ensure that we separately disclose any category that becomes material in either a quantitative or qualitative manner.

Additionally, we confirm that in future filings, beginning with our Form 10-Q for the period ending November 2, 2013, we will quantify the extent to which any of the other revenue classes contributed to the overall change in other product sales as identified by us within MD&A as reasons for fluctuations.

Note 17. Segment Information, page F-37

7.	In future filings, please disclose total expenditures for additions to long-lived assets. Refer to ASC 280-10-50-25.

Company Response:

We confirm that in future filings we will disclose the total expenditures for additions to long-lived assets in accordance with ASC 280-10-50-25 beginning with our Form 10-K for the fiscal year ending February 1, 2014.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Very truly yours,

/s/ Robert A. Lloyd
Robert A. Lloyd Executive Vice President and Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford Senior Vice President and Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)